News Release

Number 20, 2003

December 4, 2003, Edmonton, Alberta: Resin Systems Inc. (RSI) (RS - TSX Venture / RSSYF – OTCBB) announced today that it has completed delivery of its inaugural utility pole supply contract (news release of June 17, 2003) with NorthwesTel, a Bell Canada subsidiary headquartered in Yellowknife, NWT.

RSI provided composite utility poles for the construction of a fiber optic line installation in the Northwest Territories.

All crew reports were extremely favorable regarding the ease of installation of these significantly lighter poles, which are in excess of 70% lighter than traditional wood poles.  The reduction in installation costs reached similar levels.

NorthwesTel’s Operations Manager, Rick Moses stated, “RSI delivered an excellent product and service.  Our installation crews realized significant cost and time-savings as they were working with these lighter utility poles.  It took just a backhoe to lift them into place and one or two people to secure them. This is a real difference compared to the equipment and manpower we would normally use to lift them into place. We look forward to working with RSI on future projects.”

Pictures and video of the installation steps can be viewed by accessing this link: (http://www.resinsystemsinc.com/acc6173/investor/index_inv.html)

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

For more information please contact:

Greg Pendura President and CEO Resin Systems Inc. Ph: (780) 482-1953 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.